VIA EDGAR

June 21, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Institutional Trust (the “Trust”); File No. 811-21638

Dear Ms. White:

This letter is in response to the comments you provided with respect to Amendment No. 28 to the Registration Statement of the JPMorgan Institutional Trust (the “Trust”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s annual update, which we anticipate filing on or before June 28, 2016.

Fees and Expenses

1.	Comment: Please consider relocating the first two paragraphs preceding the fee tables as they are not permitted by Item 3 of Form N-1A.

Response: As an investment company registered only under the Investment Company Act of 1940, as amended (the “1940 Act”), we note that the Funds are not technically required to include the disclosure in Item 3. In addition, we believe that the current disclosure provides relevant information to shareholders in light of the type of investors who are eligible to invest in the Funds. The Funds are sold only to certain clients of J.P. Morgan Investment Management Inc. or its affiliates “who maintain one or more separately managed private accounts, and are ‘accredited investors,’ within the meaning of Regulation D under the Securities Act.” The introductory paragraphs disclose that shareholders are subject to the fees associated with their separately managed accounts in addition to the fees and expenses of the Funds. The introductory paragraphs also include information concerning the Funds’ expenses which were drafted in anticipation to questions from shareholders concerning the calculation of expenses, acquired fund fees and expenses, and the operation of the expense limitation agreements. As a result, we believe the current disclosure is not required to be revised and should be retained as it provides useful information to shareholders of the Funds.

2.	Comment: For the Equity Index Trust, the second paragraph references Acquired Fund Fees and Expenses even though the Fund does not contain a separate line item for such expenses.

Response: Even though the fee table does not include a separate line item as the Fund did not have 0.01% in acquired fund fees and expenses, “Other Expenses” include acquired fund fees and expenses. The disclosure is designed to inform shareholders that the fee table includes such fees and expenses.

3.	Comment: The introductory paragraph to the Example for the Equity Index Trust should reference that the Expense Limitation Agreement expires on June 30, 2017.

Response: The introductory paragraph to the Example will be updated. Please note that, as reflected in a filing made on June 1, 2016, the investment advisory fee for the Fund, which is currently 0.25%, will be changed to 0.04% effective September 1, 2016. The filing made on or around June 28, 2016 will include the fee table and examples that will be applicable to the Equity Index Trust effective September 1, 2016 in addition to the fee table that is in effect on June 28, 2016.

Main Investment Strategies

4.	Comment: In correspondence to Elizabeth Bentzinger dated November 30, 2015, the Trust indicated that “to the extent that the [Equity Index Trust] has less than 80% of its Assets invested in securities of companies in the S&P 500 Index, the futures will be included for purposes of calculating compliance with the Fund’s 80% test using the notional value of the futures.” Please explain whether the notional value is included only in the numerator or in both the numerator and denominator and provide one or more examples of how the calculation will work.

Response: To the extent that the Fund has less than 80% of its Assets invested in securities of companies in the S&P 500 Index, this Fund currently intends to use the mark to market value of the futures in both the numerator and denominator for purposes of calculating compliance with the Fund’s 80% test under Rule 35d-1.

Risk and Reward Elements

5.	Comment: Most of the disclosure in the Risk and Reward Elements section of the Confidential Offering Memorandum seems inapplicable to the Funds. Please remove or revise inapplicable disclosure.

Response: The Risk and Reward Elements section will be removed from the Confidential Offering Memorandum.

Confidential Offering Memorandum Supplement

6.	Comment: The Table of Contents for the Confidential Offering Memorandum Supplement (“COM Supplement”) includes a reference to “Appendix A – Description of Ratings.” The COM Supplement does not include an Appendix A. Please revise the table of contents or include Appendix A.

Response: Appendix A will be added to the COM Supplement in Trust’s annual update.

7.	Comment: As indicated in IM Guidance dated March 2015, Funds should review their risk disclosures on an ongoing basis and consider whether these disclosures remain adequate in light of current market conditions. In light of this guidance, please consider adding the section “Impact of Market on Debt Securities Impact of Market Conditions on the Risks Associated with Debt Securities” from the COM Supplement to the Confidential Offering Memorandum (the “COM”) for the Intermediate Bond Trust and the Core Bond Trust.

Response: The COM for the Intermediate Bond Trust and Core Bond Trust already discloses the risks applicable to fixed income markets and the debt securities in which the Funds may invest. For example, the COM indicates that the Funds are subject to “Interest Rate Risk” and includes the following disclosure:

“Many factors can cause interest rates to rise. Some examples include central bank monetary policy, rising inflation rates and general economic conditions. Given the historically low interest rate environment, risks associated with rising rates are heightened.”

In addition, the COM includes Transactions Risk that further discloses risks associated with fixed income markets. This disclosure will be further revised in the Trust’s annual update as follows:

A Fund could experience a loss when selling securities to meet redemption requests by shareholders and its liquidity may be negatively impacted. The risk of loss increases if the redemption requests are large or frequent, occur in times of overall market turmoil or declining prices for the securities sold, or when the securities a Fund wishes to or is required to sell are illiquid. A Fund may be unable to sell illiquid securities at its desired time or price. Illiquidity can be caused by a drop in overall market trading volume, an inability to find a ready buyer, or legal restrictions on the securities’ resale. Other market participants may be attempting to sell debt securities at the same time as a Fund, causing downward pricing pressure and contributing to illiquidity. The capacity for bond dealers to engage in trading or “make a market” in debt securities has not kept pace with the growth of bond markets. This could potentially lead to decreased liquidity and increased volatility in the debt markets. Liquidity risk may be magnified in a rising interest rate environment, when credit quality is deteriorating or in other circumstances where investor redemptions from fixed income mutual funds may be higher. Certain securities that were liquid when purchased may later become illiquid, particularly in times of overall economic distress. Similarly, large purchases of Fund shares may adversely affect the Fund’s performance to the extent that the Fund is delayed in investing new cash and is required to maintain a larger cash position than it ordinarily would. Large redemptions also could accelerate the realization of capital gains, increase a Fund’s transaction costs and impact a Fund’s performance.

8.	Comment: Page 13 of the COM Supplement includes High Yield Securities Risk. Please delete as the Intermediate Bond Trust and Core Bond Trust do not invest in below investment grade loans.

Response: High Yield Securities Risk will be deleted from the COM Supplement.

9.	Comment: The COM Supplement references an Interfund Lending Exemptive Order. Please disclose the release number of the exemptive order that the Funds are relying upon.

Response: The release number for the exemptive order will be included in the COM Supplement in the Trust’s Annual Update.

10.	Comment: The COM Supplement includes several references to the “Statement of Additional Information.” Please change these references to “Confidential Offering Memorandum Supplement.”

Response: The references will be updated in the Trust’s annual update.

11.	Comment: The Trustee ownership of securities table on page 59 reflects the Trustee’s ownership of securities as of December 31, 2014. Please update.

Response: The information will be updated to reflect the Trustees’ ownership of securities as of December 31, 2015. Please note that, at the time the POS AMI was filed on December 29, 2015, the information was current as of the most recently completed calendar year end as required by Item 17(b)(4) of Form N-1A.

Other Comments

12.	Comment: The third Tandy representation should indicate that the Trust may not assert SEC staff comments as a defense in a matter brought by “any other person” in addition to the SEC.

Response: We observe that the specific text of the third Tandy representation varies across the industry and that Trust’s representation, in its current form, is consistent with a significant number of other registrants. For the reasons the Trust’s legal counsel has discussed with the SEC staff in the past, the Trust and its legal counsel believe the language used by the Trust, without the suggested revision, complies with applicable legal requirements, and adequately protects the reasonable interests of the SEC staff without compromising the interests of the Trust and its shareholders. Accordingly, the Trust respectfully declines to make the requested change.

In connection with your review of the POS AMI filed by the Trust on December 29, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary